SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

                       Cap Rock Energy Corporation
(Name of Issuer)

       Common Stock, par value $.01 per share
(Title of Class of Securities)

                     13910R102
(CUSIP Number)

Robert J.S. Roriston
Cap Rock Holding Corporation
630 Fifth Avenue
New York, NY 10111
                           (212) 651-1111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

                         November 4, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13910R102

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CAP ROCK HOLDING CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power See Items 5(a) and 5(b)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See Items 5(a) and 5(b)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 253,636 (consisting of possible deemed indirect beneficial ownership through voting agreement with principal shareholders). See Item 5.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13	Percent of Class Represented by Amount in Row (11) 16.5%
14	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 13910R102

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) LGB CAP ROCK LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power See Items 5(a) and 5(b)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power See Items 5(a) and 5(b)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 253,636 (consisting of possible deemed indirect beneficial ownership through voting agreement with principal shareholders). See Item 5.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13	Percent of Class Represented by Amount in Row (11) 16.5%
14	Type of Reporting Person (See Instructions) CO, HC

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Cap Rock Energy Corporation, a corporation organized under the laws of the State of Texas (the “Company”). The address of the Company’s principal executive offices is 500 West Wall Street, Suite 400, Midland, Texas 79701.

Item 2. Identity and Background

This Schedule 13D is being filed by (i) Cap Rock Holding Corporation (“CHC”), a corporation organized under the laws of the State of Delaware, and (ii) LGB Cap Rock LLC, a limited liability company organized under the laws of the State of Delaware (“LGB CR LLC”), and together with CHC, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which such persons have agreed to file this Schedule 13D in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act. A copy of the Joint Filing Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

CHC’s principal business is to acquire the Common Stock of the Company. The address of CHC’s principal business and principal office is 630 Fifth Avenue, New York, NY 10111. CHC is a wholly owned subsidiary of LGB CR LLC.

LGB CR LLC’s principal business is holding the common stock of CHC. The address of LGB CR LLC’s principal business and principal office is 630 Fifth Avenue, New York, NY 10111.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and members of the Board of Directors or managers, as the case may be, of each of the Reporting Persons are set forth on Exhibit 2 hereto.

None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibit 2 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Company entered into an Agreement and Plan of Share Exchange, dated as of November 4, 2005 with CHC (the “Exchange Agreement”). Capitalized terms used herein but not defined herein shall have the meanings set forth in the Exchange Agreement.

As a condition to CHC’s willingness to enter into the Exchange Agreement, and in consideration therefor, certain shareholders of the Company, who collectively beneficially own 253,636 shares of Company Common Stock as of the date of the Exchange Agreement (the “Principal Shareholders”), entered into a Principal Shareholder Agreement, dated as of November 4, 2005, with CHC (the “Principal Shareholder Agreement”). CHC did not pay additional consideration to the Principal Shareholders in connection with the execution and delivery of the Principal Shareholder Agreement. Pursuant to the Principal Shareholder Agreement, each of the Principal Shareholders agreed (i) to vote his or her shares of Company Common Stock in favor of granting the Company Shareholder Approval, (ii) not to Transfer, or enter into any Contract, option or other arrangement (including profit sharing arrangement) with respect to the Transfer of, any of his or her shares of Company Common Stock to any person other than pursuant to the Share Exchange (as hereinafter defined) and (iii) that if the Exchange Agreement is terminated in circumstances under which CHC is or may become entitled to a termination fee under Section 6.09 of the Exchange Agreement, each Principal Shareholder shall, severally and not jointly, pay to CHC on demand an amount equal to 50% of the profit of such Principal Shareholder from the consummation of any Company Takeover Proposal that is consummated, or for which a definitive agreement is entered into, within 270 days of such termination. In addition, each Principal Shareholder delivered irrevocable proxies for the purpose of voting the shares covered by the Principal Shareholder Agreement.

The foregoing descriptions of the Exchange Agreement and Principal Shareholder Agreement do not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement and Principal Shareholder Agreement, which are filed as Exhibits 3 and 4 to this Schedule 13D and are incorporated herein by reference.

Item 4. Purpose of Transaction

As described in Item 3 above, this 13D is being filed in connection with the Exchange Agreement and the Principal Shareholder Agreement. Subject to the satisfaction or waiver of the conditions contained in the Exchange Agreement, each share of Company Common Stock (other than (i) shares owned by the Company, (ii) shares held by the shareholders who are entitled to and who properly exercise appraisal rights in compliance with all required procedures under Texas law and (iii) shares owned by CHC at the Effective Time) will be converted into the right to receive $21.75 in cash without interest (the “Share Exchange”). Completion of the Share Exchange is subject to receipt of the approval of the Company’s shareholders and certain regulatory authorities and other customary closing conditions set forth in the Exchange Agreement.

Upon the consummation of the Share Exchange, the Company will be a wholly owned subsidiary of CHC and it is anticipated that the directors will resign from the Company’s Board of Directors. The Company Common Stock will no longer be traded on the American Stock Exchange and registration of the Common Stock under the Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Share Exchange described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)    The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Company;

(f)    Any other material change in the Company’s business or corporate structure;

(g)    Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)    Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)    The Company has represented to CHC that there were 1,415,727 shares of Common Stock issued and outstanding as of the close of business on November 4, 2005. The Principal Shareholders have represented to CHC that as of November 4, 2005, they owned an aggregate of 253,636 shares of Common Stock. The Company has provided certain information to CHC and LGB CR LLC indicating that only 128,717 of the 253,636 shares of Common Stock set forth above were issued and outstanding and the remaining 124,919 shares were unissued as a result of transfer restrictions or requirements under the Company’s stock for compensation program. The 253,636 shares would constitute 16.5% of: (i) the total issued and outstanding shares of Common Stock of the Company, plus (ii) the 124,919 unissued shares of the Principal Shareholders.

Nothing in this Schedule 13D shall not be construed as an admission that any of CHC or LGB CR LLC is, for the purposes of the Act, the beneficial owner of any of such shares of Common Stock owned by the Principal Shareholders.

(b)    As the result of the Principal Shareholder Agreement, CHC may be deemed to have shared voting or dispositive power with respect to the 253,636 shares of Common Stock beneficially owned by the Principal Shareholders. As the owner of 100% of the capital stock of CHC, LGB CR LLC may be deemed to have shared voting or dispositive power with respect to the 253,636 shares of Common Stock beneficially owned by the Principal Shareholders.

(c)    Other than as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. To the best knowledge of the Reporting Persons, no executive officer or director of any Reporting Person or manager of any of the Reporting Persons, as the case may be, has effected any transaction in the Common Stock during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Exchange Agreement, and as a condition to CHC’s willingness to enter into the Exchange Agreement, David W. Pruitt, Ulen A. North, Jr., Sam Prough, Celia Page and LGB CR LLC (the “Purchasers”) entered into a Rollover Agreement, dated as of November 4, 2005, with CHC (the “Rollover Agreement” ). Pursuant to the Rollover Agreement, each Purchaser has agreed, among other things, to subscribe for a number of shares of CHC common stock in exchange for an equal number of shares of Company Common Stock.

The foregoing description of the Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Rollover Agreement, which is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement in writing that such statement is filed on behalf of each of the Reporting Persons. See Rule 13d-1(k)(1) under the Act.

Exhibit 2	Information with respect to the Directors and Executive Officers of CHC and the Managers of LGB CR LLC.

Exhibit 3
Agreement and Plan of Share Exchange, dated as of November 4, 2005, between CHC and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005).

Exhibit 4
Principal Shareholder Agreement, dated as of November 4, 2005, among CHC and the Principal Shareholders (incorporated herein by reference to Exhibit 9.1 to the Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005).

Exhibit 5	Rollover Agreement, dated as of November 4, 2005, among CHC and the Purchasers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2005
CAP ROCK HOLDING CORPORATION,
by
/s/ Russell Triedman
Name: Russell Triedman
Title: Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2005
LGB CAP ROCK LLC,
by
/s/ Robert Roriston
Name: Robert Roriston
Title: Manager

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Agreement in writing that such statement is filed on behalf of each of the Reporting Persons. See Rule 13d-1(k)(1) under the Act.

Exhibit 2	Information with respect to the Directors and Executive Officers of CHC and the Managers of LGB CR LLC.

Exhibit 3
Agreement and Plan of Share Exchange, dated as of November 4, 2005, between CHC and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005).

Exhibit 4
Principal Shareholder Agreement, dated as of November 4, 2005, among CHC and the Principal Shareholders (incorporated herein by reference to Exhibit 9.1 to the Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005).

Exhibit 5	Rollover Agreement, dated as of November 4, 2005, among CHC and the Purchasers.